UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

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NOTIFICATION OF LATE FILING

SEC FILE NUMBER  0-26598
(Check One): [ ] Form 10-K
             [ ] Form 20-F
             [ ] Form 11-K
             [x] Form 10-Q
             [ ] Form N-SAR

CUSIP NUMBER

For Period Ended: June 30, 1997
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:
_______________________________________________________________


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

PaperClip Software, Inc.
Full Name of Registrant

PaperClip Imaging Software, Inc.
Former Name if Applicable

Three University Plaza
Address of Principal Executive Office (Street and Number)

Hackensack, New Jersey  07601
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



[ ](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x](b)  The subject annual report, semi-annual report, transition report on Form
       10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (See attached Schedule)
(Attach Extra Sheets if needed)
SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    William Weiss                    (201)               487-3503
        (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
    If answer is no, identify report(s).
        [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
    report or portion thereof?                          [ ]Yes  [x] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





PaperClip Software, Inc.
(Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 15, 1997

By:     /s/ William Weiss
        Name : William Weiss
        Title: Chief Executive Officer

                    Schedule to Form 12b-25

          On  April  15,  1997,  PaperClip  Software,  Inc.  (the
"Company")   entered  into  a  definitive   agreement   to   sell
substantially all of its assets to Access Solutions International, Inc., and for Access Solutions International, Inc. to assume substantially all of the liabilities of the Company. As a result of the time-consuming process required to close that transaction and in order to ensure proper disclosure in the Company's Report on Form 10-QSB for the quarter ended June 30, 1997 (the "Form 10-QSB") regarding the status of such transaction, the Company will be delayed in filing the Form 10-QSB. The Form 10-QSB could not be timely filed without unreasonable effort or expense. The Form 10-QSB will be filed within the time period required by Rule 12b-25. There can be no assurance that the transaction described herein will be closed.